Exhibit (a)(1)(N)
No. 06.06.18562 - B

WILLIAM E. WETZEL, Derivatively on	§	IN THE COUNTY COURT
Behalf of ELKCORP,	§
§
Plaintiff,	§	AT LAW NO. 2
§
§
vs.	§
	§	DALLAS COUNTY, TEXAS
THOMAS D. KAROL, RICHARD A.	§
NOWAK, DALE V. KESLER, JAMES E.	§
HALL, SHAUNA R. KING, STEVEN J.	§
DEMETRIOU, MICHAEL L. CMAHAN	§
and THE CARLYLE GROUP,	§
Defendants,	§
§
— and —	§
§
ELKCORP, a Delaware corporation,	§
§
Nominal Defendant.	§

SHAREHOLDER DERIVATIVE PETITION FOR BREACH OF FIDUCIARY DUTY

     Plaintiff, by his attorneys, alleges as follows:
     Pursuant to Rule 190.4 of the Texas Rules of Civil Procedure, plaintiff would show that discovery is intended to be conducted under Level 3 of this rule due to the complexity of this case.
INTRODUCTION
     1. This is a shareholder derivative action on behalf of ElkCorp (“ElkCorp” or the “Company”) against its Board of Directors and The Carlyle Group (“Carlyle”) for breaches of fiduciary duty and other violations of state law arising out of the defendants’ efforts to sell ElkCorp at an inadequate and unfair price via a grossly unfair process designed to favor Carlyle to the detriment of the Company. The Individual Defendants have prematurely caused the Company to enter into an Agreement and Plan of Merger (“Merger Agreement”) with Carlyle pursuant to a sale process which was not designed to protect the interests of ElkCorp or its shareholders
     2. Beginning in November 2006, Heyman Investment Associates Limited Partnership, on behalf of Building Materials Corporation of America (collectively, “BMCA”), began communicating with defendant Thomas D. Karol (“Karol”), ElkCorp’s Chairman and Chief Executive Officer, regarding BMCA’s preliminary interest in exploring a business combination with the Company in a transaction favorable to ElkCorp and its shareholders. On November 6, 2006, BMCA announced its acquisition of 10.36% of the Company’s common stock in a Schedule 13D filing with the Securities and Exchange Commission (“SEC”).
     3. In furtherance of their efforts to extract personal benefits for themselves, the Individual Defendants failed to disclose BMCA’s offers to the public as well as ElkCorp’s shareholders.
     4. On November 16,2006, after defendant Karol refused to respond to BMCA’s earlier overtures regarding an offer or otherwise negotiate in good faith with BMCA for the benefit of
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ElkCorp and its shareholders, BMCA was forced to publicly announce its initial offer to purchase ElkCorp’s for $35.00 per share. As described in detail herein, the Individual Defendants failed to properly consider this offer to purchase ElkCorp.
     5. On December 18, 2006, after repeatedly refusing to negotiate in good faith, the Individual Defendants announced that they had caused ElkCorp to agree to be acquired by Carlyle for $38.00 per share (the “Proposed Acquisition”). Rather than acting in the best interests of ElkCorp and its shareholders, the Individual Defendants refused to negotiate in good faith with all interested suitors and instead sought out a buyer that would acquiesce to their personal demands to the detriment of ElkCorp and its shareholders. Indeed, as described in detail herein, the Individual Defendants continually failed to engage in a fair process to explore potential business alternatives for the Company. The Company has suffered harm as a result of the Individual Defendants’ actions.
     6. On December 20, 2006, BMCA announced it would raise its offer to purchase ElkCorp to $40.00 per share. However, as a result of improper contractual terms agreed to in the Merger Agreement, the Individual Defendants have precluded ElkCorp from considering this superior proposal for its assets and defendant Carlyle has knowingly aided and abetted the Individual Defendants in their ongoing breaches of fiduciary duty.
     7. In pursuing their unlawful plan to sell ElkCorp via an unlawful and unfair process, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing. Absent immediate judicial intervention, the defendants will continue to breach their fiduciary duties and the Company and its shareholders will be irreparably harmed. This action seeks equitable relief only.
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JURISDICTION AND VENUE
     8. This Court has jurisdiction over each of the defendants because they conduct business in, reside in and/or are citizens of Texas. Certain of the defendants are residents and citizens of Texas, including defendants Karol, Kesler, Hall, McMahan and Nowak. ElkCorp is incorporated under the laws of the State of Delaware and its principal place of business is located at 14911 Quorum Drive, Suite 600, Dallas, TX 75254. Moreover, many of the defendants reside in this county and the conduct at issue took place in this county. Venue is proper in this Court because defendants’ wrongful acts arose in and emanated from this county.
PARTIES
     9. Plaintiff William E. Wetzel at all times relevant hereto has been a stockholder of ElkCorp.
     10. Nominal party ElkCorp is a Delaware corporation with its principal place of business at 14911 Quorum Drive, Suite 600, Dallas, TX 75254. The Company, through its subsidiaries, primarily manufactures and sells roofing and composite building products in the United States and Canada. It manufactures and sells steep-slope and low-slope architectural shingles, as well as related accessory and ventilation products, including starter-strip products.
     11. Defendant Thomas D. Karol (“Karol”) is, and at all relevant times was, Chairman of the Board and Chief Executive Officer of ElkCorp. Karol can be served with process at 5414 Lobello Drive, Dallas, TX 75229.
     12. Defendant Richard A. Nowak (“Nowak”) is, and at all relevant times was, President, Chief Operating Officer and a director of ElkCorp. Nowak can be served with process at 310 Oak Trail Drive, Lewisville, TX 75077.
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     13. Defendant Dale V. Kesler (“Kesler”) is, and at all relevant times was, a director of ElkCorp. Kesler also serves as a director of Aleris International, Inc., where defendant Demetriou currently serves as Chairman of the Board and CEO. Kesler can be served with process at 6708 Dartbrook Drive, Dallas, TX 75240.
     14. Defendant James E. Hall (“Hall”) is, and at all relevant times was, a director of ElkCorp. Hall can be served with process at 6605 S State Highway 349, Midland, TX 79706.
     15. Defendant Shauna R. King (“King”) is, and at all relevant times was, a director of ElkCorp. King can be served with process at 2310 Ridge Road, North Haven, CT 06473.
     16. Defendant Steven J. Demetriou (“Demetriou”) is, and at all relevant times was, a director of ElkCorp. Demetriou also serves as Chairman of the Board and CEO of Aleris International, Inc., where defendant Kesler serves as a director. Demetriou can be served with process at 8950 Antelope Run, Novelty, OH 44072.
     17. Defendant Michael L. McMahan (“McMahan”) is, and at all relevant times was, a director of ElkCorp. McMahan can be served with process at 5 Random CV, Austin, TX 78738.
     18. The defendants named in ¶¶ 11-17 are sometimes collectively referred to herein as the “Individual Defendants.”
     19. Defendant Carlyle is a Washington, D.C.-based private global investment firm that originates, structures and acts as lead equity investor in management-led buyouts, strategic minority equity investments, equity private placements, consolidations and buildups, and growth capital financings. Carlye currently has more than $46.9 billion under management. Carlyle aided and abetted the Individual Defendants in their breaches of fiduciary duty. Carlyle can be served with process at 1001 Pennsylvania Avenue NW, Washington, DC 20004.
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     20. By virtue of their positions as directors and/or officers of ElkCorp, the Individual Defendants have, and at all relevant times had, the power to control and influence, and did control and influence and cause ElkCorp to engage in the practices complained of herein.
DEFENDANTS’ FIDUCIARY DUTIES
     21. The Individual Defendants, because of their positions of control and authority as directors or officers of ElkCorp, were able to and did, directly and indirectly, control the wrongful acts complained of herein. Because of their advisory, executive, managerial, and directorial positions with ElkCorp, each of the defendants had access to adverse non-public information about the financial condition, operations and future business prospects of ElkCorp.
     22. At all material times hereto, each of the defendants was the agent of each of the other defendants and of ElkCorp, and was at all times acting within the course and scope of said agency.
     23. To discharge their duties, the officers and directors of ElkCorp were required to exercise reasonable and prudent supervision over the management, policies, practices and controls of the financial affairs of ElkCorp. By virtue of such duties, the officers and directors of ElkCorp were required, among other things, to:
          (a) manage, conduct, supervise and direct the business affairs of ElkCorp in accordance with applicable laws, rules and regulations and the charter and bylaws of ElkCorp;
          (b) neither violate nor knowingly permit any officer, director or employee of ElkCorp to violate applicable laws, rules and regulations;
          (c) take reasonable steps to thwart efforts by Carlyle or the other Individual Defendants to usurp ElkCorp’s assets or corporate benefits;
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          (d) establish a mechanism to ensure that ElkCorp and its assets were managed prudently and responsibly and that neither the Individual Defendants nor Carlyle used their control over ElkCorp to obtain any personal benefit for themselves; and
          (e) refrain from using their status as directors and officers to the detriment of the shareholders and the Company.
CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION
     24. In committing the wrongful acts alleged herein, each of the defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.
     25. During all relevant times hereto, the defendants, and each of them, initiated a course of conduct which was designed to and did: (i) enable the Individual Defendants to obtain substantial personal benefits; (ii) fail to disclose material information about the sales process, including defendants’ failure to negotiate in good faith with BMCA because of its unwillingness to agree to a standstill agreement; and (iii) permit Carlyle to attempt to acquire ElkCorp on unfair terms. In furtherance of this plan, conspiracy and course of conduct, defendants, and each of them, took the actions as set forth herein.
     26. Each of the defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The defendants’ acts of
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aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.
DERIVATIVE AND DEMAND EXCUSED ALLEGATIONS
     27. Plaintiff brings this action derivatively in the right and for the benefit of ElkCorp to redress injuries suffered and to be suffered by ElkCorp as a result of the breaches of fiduciary duty and other violations of law by the defendants.
     28. Plaintiff is an owner of ElkCorp common stock and was an owner of ElkCorp common stock at all times relevant hereto. Plaintiff will adequately and fairly represent the interests of the Company and its shareholders in enforcing and prosecuting its rights. Plaintiff has retained counsel experienced in these types of actions to prosecute claims on the Company’s behalf.
     29. Any demand made by plaintiff to the ElkCorp Board to institute this action is excused. Based on all the allegations in this Petition and defendants’ actions to date, including their repeated acts of entrenchment, including refusal to protect the interests of ElkCorp and its shareholders by responding in good faith to value-maximizing alternatives for the Company, such demand would be a futile and useless act. Each of the members of the Board have directly participated in the wrongs complained of herein, which disables them from acting independently, objectively or in good faith to advance the interests of ElkCorp or respond to a demand by shareholders. The Board consists of seven directors, each of whom are defendants herein. Defendants Karol and Nowak, by virtue of their position as Chairman and CEO and President and COO of ElkCorp, respectively, maintain complete control over any decisions required to be made by the Board, including any action to be taken in response to a demand made by shareholders. The
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Board and senior management are not disinterested or independent as detailed herein and set forth below:
          (a) Each of the defendants served on the ElkCorp Board during the relevant period and as Board members each was charged with oversight and operation of the Company and the conduct of its business affairs. Each of the defendants has breached the fiduciary duties owed to ElkCorp and its shareholders by, among other things, failing to take reasonable steps to protect and advance the interests of the Company in furtherance of their plan to advance their own interests and/or those of senior ElkCorp management at the expense of and to the detriment of ElkCorp and its public stockholders. For example, defendants have stated that: (i) the Company’s management team, including its officers and directors have negotiated to ensure they remain in place; and (ii) the defendants are refusing to solicit additional proposals for the Company.
          (b) Rather than responding in good faith to offers to purchase ElkCorp, management and the Board acted to protect and promote their personal interests and ensure themselves ongoing control over ElkCorp and thereby ensure their continued ability to receive the benefits of their positions as senior insiders and/or directors of ElkCorp.
          (c) Even though certain defendants claim to be independent directors because they are not directly employed by the Company, none of these defendants are truly independent because they each have personal and/or professional conflicts of interest with other members of the Board. For example, defendants Kesler and Demetriou serve together as directors of another company, Aleris International, Inc. As a result of these long-standing personal and professional relationships, demand on the Board would be futile.
          (d) As more fully detailed herein, the Board participated in, approved and/or permitted the wrongs alleged herein to have occurred and participated in efforts to conceal or
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disguise those wrongs from ElkCorp’s shareholders or recklessly and/or negligently disregarded the wrongs complained of herein. Its members are, therefore, not disinterested parties.
     30. The defendants named herein have not exercised and cannot exercise independent or objective judgment in deciding whether to bring this action or whether to vigorously prosecute this action because each of the Board members has participated in and/or acquiesced to the misconduct alleged herein.
     31. The members of the Board have demonstrated their unwillingness to act in compliance with federal or state law or sue themselves and/or their fellow directors and allies in the top ranks of the corporation for failure to do so, as they have developed professional relationships with their fellow board members who are their friends and with whom they have entangling financial alliances, interests and dependencies, and therefore, they are not able to and will not vigorously prosecute any such action.
     32. ElkCorp’s senior insiders and directors named as defendants herein have shown their interests to be antagonistic to ElkCorp and this lawsuit as they have refused to consider in good faith options to maximize shareholder value for ElkCorp and its shareholders. The members of the Board have not and will not authorize a suit against themselves as such a suit would require these defendants to expose themselves to a huge personal liability to ElkCorp, as, due to the particular language of currently utilized directors’ and officers’ liability insurance policies (i.e., the insured vs. insured exclusion), such an action would not be an insured claim.
     33. The underlying misconduct of defendants is not a product of a valid exercise of business judgment, and can not be properly ratified by the Board.
     34. Plaintiff has not made any demand on shareholders of ElkCorp to institute this action since such demand would be a futile and useless act for the following reasons:
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          (a) ElkCorp is a publicly traded company with approximately 20 million shares outstanding, and thousands of shareholders;
          (b) Making demand on such a number of shareholders would be impossible for plaintiff who has no way of finding out the names, addresses or phone numbers of shareholders;
          (c) Making demand on all shareholders would force plaintiff to incur huge expenses, assuming all shareholders could be individually identified;
          (d) As alleged herein, the Individual Defendants, who collectively constitute the entire Board, have systematically breached their fiduciary duties by engaging in a course of conduct which could not have been an exercise of good faith business judgment; and
          (e) There is a substantial likelihood that the Individual Defendants will be held personally liable for their breaches of fiduciary duties, and therefore the directors are incapable of independently and disinterestedly considering a demand to commence this action.
     35. The Company’s directors’ and officers’ liability insurance coverage prohibits directors from bringing suits against each other. Thus, if the Individual Defendants caused the Company to sue its officers and directors for the liability asserted in this case, they would not be insured for that liability. They will not do this to themselves. The Company’s officers’ and directors’ liability insurance was purchased and paid for with corporate funds for the protection of the corporation. This derivative action does not trigger the “insured vs. insured” exclusion, and therefore only this derivative action can obtain a recovery from the Company’s officers’ and directors’ insurance for the benefit of the corporation.
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FACTUAL ALLEGATIONS
     36. ElkCorp primarily manufactures and sells roofing and composite building products in the United States and Canada. It manufactures and sells steep-slope and low-slope architectural shingles, as well as related accessory and ventilation products, including starter-strip products.
The Defendants Amend ElkCorp’s Shareholder Rights Plan on the Eve of a Bona Fide Offer by BMCA
     37. On November 6, 2006, at 7:01 a.m., the Individual Defendants caused the Company to issue a press release entitled “Elkcorp Management and Board Engaged in Review of Strategic Alternatives,” which stated:
ElkCorp announced today that its management and Board of Directors are engaged in a review of the Company’s strategic alternatives, which could include a possible merger or sale of the Company. The Company has retained UBS Investment Bank to assist in this process.
     Thomas D. Karol, Chairman and Chief Executive Officer of ElkCorp, said, “ElkCorp’s strong market position, healthy balance sheet and our plan for continued growth in all three of our platforms clearly position us as a leader in the building products industry. That said, several third parties have indicated interest in the Company, and our management and the Board believe that it is prudent to evaluate all opportunities for maximizing shareholder value.” Karol added, “We are committed to doing what we believe is best for the Company and its shareholders and have engaged financial advisors to assist us in a thoughtful and comprehensive process.”
     The Company has not set a definitive timetable for completion of its evaluation and further there can be no assurances that the evaluation process will result in any transaction. The company does not intend to disclose developments regarding its evaluation of strategic alternatives unless and until its Board of Directors approves a definitive transaction.
     In connection with the strategic review, ElkCorp’s Board of Directors has adopted an amendment to the Company’s Shareholder Rights Agreement to reduce, effective today, the beneficial ownership threshold at which the rights will become exercisable from 15% to 10%. Any shareholder that beneficially owns 10% or more of the Company’s stock as of today will not be deemed to have crossed the threshold unless or until such shareholder acquires beneficial ownership of additional Company stock.
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BMCA Purchases A 10.36% Stake in ElkCorp
     38. The Individual Defendants’ timing of the Amendment to the Rights Agreement was adopted in violation of the defendants’ fiduciary duties as it was designed to impair shareholder value and impede any effort by BMCA to acquire ElkCorp on terms more favorable to ElkCorp or its public shareholders. This was confirmed just one hour after the Individual Defendants issued a release when, at 8:15 a.m., BMCA filed a Schedule 13D with the SEC indicating BMCA had previously acquired a 10.36% interest in ElkCorp. The Schedule 13D stated that the purpose of BMCA’s ElkCorp purchases was “to obtain an equity position in [ElkCorp] and facilitate a possible business combination between [ElkCorp] and BMCA. After a series of communications with [ElkCorp], on November 6, 2006, BMCA submitted a letter to Thomas D. Karol, Chairman of the Board and Chief Executive Officer of [ElkCorp] indicating its interest in pursuing a business combination of with [ElkCorp].” The November 6, 2006 letter followed a November 5, 2006 in person meeting which was cancelled in favor of a teleconference during which BMCA made its willingness and ability to purchase ElkCorp well known. BMCA filed as an exhibit to its Schedule 13D a letter directed to defendant Karol:
November 6, 2006
Mr. Thomas D. Karol
Chairman of the Board and Chief Executive Officer
ElkCorp
14911 Quorum Drive, Suite 600
Dallas, Texas 75254-1491
Dear Tom:
     As we advised you last week and again on our Sunday conference call, we have a strong interest in pursuing a business combination with Elk at an all cash price to be negotiated. We believe that a combination of our two companies provides Elk shareholders with the opportunity to realize full value for their shares because of the unique synergies that exist between our two businesses which are an excellent fit for each other. For this same reason, the combination will provide significant benefits to Elk customers and employees.
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     As you know, in addition to the extremely difficult operating environment we in the roofing industry now confront — resulting from unprecedented asphalt costs, margin erosion, and excess inventories — the industry faces significant long-term challenges as well. It is now readily apparent that, in the last few years, aberrational demand from weather-related events temporarily obscured the impact of higher costs and slowing industry growth, especially in the maturing market for laminated shingles. In our view, consolidation is the only logical response to these conditions.
     We have always held Elk and its employees in the highest regard, having known each other as competitors, suppliers, and friends. In recent months, we have carefully studied this combination and believe that Elk and BMCA are uniquely complementary. The limited overlap among customers and distribution channels, as well as the geographic fit of our companies’ respective facilities, offer an opportunity to enhance the combined company’s competitive position by achieving economies of scale and improving our ability to respond to customer needs to a degree that would not be available to either company on a stand-alone basis or with any other partner.
     As a combined company, we would lead the industry as the lowest-cost roofing manufacturer in the country, able to deliver product quickly and efficiently to customers in every section of the country. Our customers would also benefit from access to the most comprehensive product offering in roofing, the industry’s oldest and most developed contractor programs, and two of the industry’s most trusted and respected brand names. Finally, bringing together our companies’ world-class employees, who have driven exceptional innovation and strong historical growth at both our companies, will ensure that the combined company competes effectively in the marketplace whatever challenges we face going forward.
     We have invested a significant amount of time and money in the evaluation of a transaction between our companies. Since our companies have known each other for many years, we are quite familiar with your business, as we know that you are with ours. With your cooperation, after conducting reasonable confirmatory due diligence, we expect to be in a position to promptly provide an appropriate offer to you and your shareholders. As discussed on our conference call, we are willing, of course, to execute a customary confidentiality agreement. In addition, you should know that as a result of our discussions with lenders, we are confident that satisfactory financing for the transaction is readily available and our offer will not be subject to a financing contingency.
     Finally, you should be aware that we and our advisers have thoroughly considered the antitrust implications of this transaction, and we are highly confident that there will not be any antitrust impediments to completion. In that regard, we are filing today a Hart-Scott-Rodino notification with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice.
     We are sorry that the New York Marathon prevented our meeting in person yesterday, but we appreciated the opportunity to present our proposal by teleconference instead. I look forward to our continued discussions.
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Sincerely,
/s/ Robert B. Tafaro
     39. Despite the existence of a “series of communications” between ElkCorp and BMCA prior to November 6, 2006, the Individual Defendants concealed these earlier communications from ElkCorp’s shareholders and the public to the detriment of ElkCorp and consistently imposed demands upon BMCA designed to ensure that the Individual Defendants would have sufficient time to maximize their own personal interests in connection with the sale of ElkCorp, rather than those of the Company or its shareholders.
     40. On November 16, 2006, BMCA filed an amended Schedule 13D which contained a second letter to defendant Karol which stated in relevant part:
November 15, 2006
Mr. Thomas D. Karol
Chairman of the Board and Chief Executive Officer
ElkCorp
14911 Quorum Drive, Suite 600
Dallas, Texas 75254-1491
Dear Tom:
     It was good meeting with you, your colleagues, and advisors on Monday evening in Dallas, and I appreciate your accommodating the meeting on such short notice.
     In response to your invitation to put our best foot forward, we want you to know that BMCA is prepared, based upon publicly available information, to enter into a merger agreement with Elk providing cash consideration for all outstanding Elk common shares of $35 per share. The merger would not be conditioned upon financing but would be subject to Hart-Scott-Rodino approval, the rescission of Elk’s poison pill, and other customary conditions.
     As we have pointed out, we believe that BMCA is the highest and best merger partner for Elk given BMCA’s leading position in the industry and the unique synergies which exist between our businesses. Because of our position in the industry, we are well aware of the significant benefits of a merger between our Companies as well as the difficult current operating environment and significant long term challenges we both now confront.
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     Again, we are proceeding based upon publicly available information, and should Elk decide to share confidential information with BMCA, we would hope to see evidence of additional value that would enable BMCA to increase its price.
     BMCA’s proposal provides a compelling opportunity for Elk shareholders to realize significant value for their shares in an all cash transaction with no significant regulatory hurdles anticipated. It should be noted that the proposed price represents an approximate 40% premium over Elk’s closing price on November 3rd ($25.18 per share), the trading day immediately preceding BMCA’s filing of its 13D and Elk’s announcement of its sale process, and a meaningful premium over Elk’s current trading price.
     As we provided you and your colleagues and advisers with a “heads up” at our Monday night meeting and again earlier today, we are proceeding along this line only after Elk and its advisors have chosen to exclude us from the on-going sale process because of their insistence that we enter into what we regard as an onerous standstill agreement. The proposed agreement would unreasonably tie BMCA’s hands and prevent us under any circumstances from making an offer directly to shareholders.
     By way of background, in our teleconference on Sunday, November 5th, you agreed that Elk would include BMCA as part of its ongoing sale process and provide us, subject to a confidentiality agreement, with due diligence similar to that which Elk had already provided other bidders. You indicated further that the process had been underway for sometime and that you were expecting to complete it by the end of November. Parenthetically, we still do not understand why we were not invited into the sale process at inception given the fact that BMCA would have had to be considered Elk’s most logical strategic merger partner.
     Shortly after the November 5th conference, your advisors provided BMCA with confidentiality and standstill agreements, the latter containing unreasonable demands concerning our Elk ownership position and BMCA’s future course of action. By way of example, under Elk’s proposed agreement, it could terminate the process and discussions with our Company for any reason at any time while preventing us, for a period of two years, from submitting our offer directly to Elk shareholders.
     In addition, under the Elk proposal, as your advisors have acknowledged, the Company reserved the right to change the rules of the process at any time, notwithstanding the fact that this could have the effect of creating an unlevel playing field and all this while BMCA would be obligated to stand still. We had similar objections to other provisions which would operate to prevent us from submitting an offer to shareholders under other circumstances as well. Although we continued to seek throughout the past week a reasonable compromise, your advisors reiterated that your Company had little or no flexibility.
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     At our meeting in Dallas on Monday night, we stated that we could simply not see our way clear, as a substantial Elk shareholder, to enter into the standstill agreement that your advisors had proffered. We further went on to indicate that it was Elk’s choice as to whether BMCA would proceed as part of your process or outside the process while BMCA stated that it was its strong preference to participate in the process believing that course to be in the interests of both companies. Based upon Elk’s decision, you and your advisors have left us no alternative but to proceed in this fashion.
     We reiterate our interest in a friendly transaction and remain open to any further discussion that you and your advisors wish to pursue.
     All the best.
Sincerely,
/s/ Robert B. Tafaro
     41. The November 16, 2006 filing further confirmed that the Individual Defendants were continuing to demand that BMCA agree to a “handcuff/standstill” provision which would ensure that BMCA would either agree to the personal demands of the Individual Defendants or be precluded from making an offer superior to that of a merger partner selected by the Individual Defendants.
     42. Later the same day, the Individual Defendants issued their response to BMCA’s offer via a press release, stating in relevant part:
ElkCorp today issued the statement below in response to BMCA’s amended 13D filing and letter in which BMCA proposes to acquire ElkCorp for $35 per share in cash. As announced on November 6, ElkCorp’s Board of Directors is engaged in a review of the Company’s strategic alternatives and has retained UBS Investment Bank to assist in this process.
*       *       *
     “The Board is firmly committed to a fair process that will yield the best result for all shareholders and the Company, and will evaluate and consider BMCA’s proposal in the context of the overall process and all other proposals received.
     “Regarding BMCA’s unwillingness to execute a customary confidentiality and standstill agreement, several parties have already signed our form agreement and are actively participating in our process, including by submitting indications of interest. We have simply requested that BMCA do likewise and participate on a fair and even basis with other interested parties. A number of the assertions in BMCA’s
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letter are simply incorrect. Among other things, BMCA indicated no willingness to compromise on the terms of the agreement, insisting instead on preferential treatment not justified by their offer.
     “We continue to invite BMCA’s participation in our process on a basis that enhances rather than reduces the likelihood of achieving the best possible result for our shareholders.”
     As previously disclosed, the Company has not set a definitive timetable for completion of its evaluation and further there can be no assurances that the evaluation process will result in any transaction.
     43. ElkCorp’s stock price has consistently traded above $35.00 per share since the November 16, 2006 announcement regarding BMCA’s offer.
     44. On December 17, 2006, BMCA informed defendant Karol that it was commencing its tender offer for the Company’s outstanding shares for $35 per share:
December 17, 2006
Mr. Thomas D. Karol
Chairman of the Board and Chief Executive Officer
ElkCorp
14911 Quorum Drive, Suite 600
Dallas, Texas 75254-1491
Dear Tom:
     We are today announcing that we will be commencing a tender offer for all outstanding Elk common shares at $35 per share. As you know, we have already received antitrust clearance and this offer is not conditional on financing.
     Tom, BMCA has been both open and direct in all its dealings with you, your colleagues, and outside advisors. Notwithstanding, Elk has refused to enter into discussions with us regarding our merger proposal or provide confidential information as it has with other bidders. Most recently, on Tuesday, December 12th, our representatives contacted your financial advisors, UBS, seeking guidance on how best to proceed. UBS informed us that BMCA’s merger proposal was scheduled to be considered at an Elk Board meeting on December 13th and that they would be in a position to provide us with guidance in a call immediately after the meeting. Instead, we have heard nothing from your advisors, and they have since “gone off the air.”
     You should know that, in light of the above, you have given us no choice but to take our offer directly to shareholders. Please be assured that we continue to stand
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ready to negotiate a definitive merger agreement directly with Elk, if it so chooses, and we believe this to be in the best interests of Elk, its shareholders and employees.
     All the best.
Sincerely,
/s/ Robert B. Tafaro
The Defendants Agree to Sell ElkCorp
to Defendant Carlyle
     45. On December 18, 2006, the Individual Defendants issued a press release on behalf of the Company titled, “ElkCorp Agrees to Be Acquired by the Carlyle Group,” which stated in relevant part:
ElkCorp, a manufacturer of premium roofing and building products, today announced it has entered into a definitive agreement to be acquired and taken private by global private equity firm The Carlyle Group in an all-cash transaction valued at approximately $1.0 billion, including the assumption of approximately $173 million of net debt.
     Under the terms of the agreement, ElkCorp shareholders will receive $38.00 in cash for each outstanding ElkCorp share. This represents a premium of approximately 51% over ElkCorp’s closing share price on November 3, 2006, the last trading day before ElkCorp announced that its Board of Directors and management were conducting a review of the Company’s strategic alternatives.
     In a separate agreement, Carlyle has agreed to partner with Hood Companies, Inc. and its subsidiary Atlas Roofing Corporation, a leading manufacturer of commercial roofing products as well as residential roofing materials. Financial terms of this transaction were not disclosed. Following the closing of the Elk transaction, Carlyle expects to merge Elk and Atlas, creating a leading player in both residential and commercial roofing. However, completion of the Elk transaction is not contingent upon completion of the Hood/Atlas transaction.
     Thomas D. Karol, Chairman and Chief Executive Officer of ElkCorp, said, “Following a comprehensive evaluation process, which included reviewing a number of offers from interested third parties, the board and management concluded that Carlyle’s offer was the best way to deliver maximum value to our shareholders. We are eager to work with Carlyle to grow our business and see the combination with Atlas as a tremendous opportunity to expand both companies. Looking to the future, our customers should rest assured that quality and innovation will remain the cornerstone of our company.”
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     Glenn Youngkin, Carlyle Managing Director and Head of the Global Industrial team, said, “ElkCorp is a premier building products company with a continued bright future. We look forward to working with Thomas Karol and his team and the Atlas team to bring the companies to their next level of growth and profitability.”
     The transaction is expected to be completed by the first quarter of 2007, and is subject to shareholder approval, regulatory approvals, and customary closing conditions. It is not subject to financing. The transaction will be financed through a combination of equity and debt financing, with the debt financing committed by Bank of America Securities, LLC and Merrill Lynch & Co., Inc.
     ElkCorp’s Board of Directors, which established a Special Committee to oversee the review process, approved the agreement and has recommended that ElkCorp’s shareholders vote in favor of the transaction. UBS Investment Bank is acting as financial advisor to the company. Citigroup Global Markets Inc. is financial advisor to the Special Committee. Wachtell, Lipton, Rosen & Katz is legal advisor for ElkCorp.
     46. While Carlyle’s offer represents an increase of approximately 8.5% over BMCA’s initial $35.00 per share offer for the Company, Carlyle’s $38.00 per share materially undervalues ElkCorp. In fact, on the day Carlyle’s offer was announced, ElkCorp’s stock price closed at $38.81.
BMCA Raises Its Offer for ElkCorp
     47. Later in the day on December 18, 2006, BMCA sent a letter to the Individual Defendants which stated:
December 18, 2006
Board of Directors
ElkCorp
14911 Quorum Drive, Suite 600
Dallas, Texas 75254-1491
Ladies and Gentlemen:
     This is to advise you that BMCA is raising its tender offer price from $35 to $40 per share cash consideration for all Elk shares.
     We were surprised and disappointed by your announcement today that you have agreed to a leveraged buyout for Elk involving management participation, as this was done without once contacting us regarding our proposal to buy Elk or providing an opportunity for BMCA to bid. As you know, BMCA advised Elk more
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than four weeks ago, on November 15th, that BMCA was in a position to consider increasing its $35 per share price. Finally, instead of encouraging BMCA to maximize the value of its offer, to add insult to injury, your advisors attempted, in a 3:49 AM email on Monday morning, to persuade us to defer making the tender offer to your shareholders that we had informed you about on Sunday night. How could these actions possibly be in the interests of Elk shareholders?
     While you have not communicated the details of your leveraged buyout, we trust that you have not agreed to anything that would prevent us from competing economically and in effect preclude a higher offer for your shareholders. Finally, our offer is obviously superior to the Elk leveraged buyout in both price and the fact that BMCA’s offer is a tender offer, not subject to regulatory clearance, and, barring any undue delay on the part of Elk, should close in January 2007.
     Please advise us how you wish to proceed.
     All the best.
Sincerely,
/s/ Robert B. Tafaro
     48. On receipt of news of this higher offer, ElkCorp’s market capitalization increased by 5%. In fact, in the two trading days following BMCA’s announced tender offer for $40.00 per share, ElkCorp has traded well-above $40.00, reaching as high as $41.40.
     49. The Individual Defendants issued a statement in response to BMCA’s offer, which is facially superior to the Carlyle offer accepted by the Individual Defendants as “adequate,” stating:
ElkCorp, a manufacturer of premium roofing and building products, today confirmed it has received notice of an unsolicited cash tender offer to purchase all of ElkCorp’s outstanding shares for $40 per share from Building Materials Corporation of America (BMCA).
     The Board of Directors, consistent with its fiduciary duties and the Company’s obligations under its existing merger agreement with The Carlyle Group, will review the offer and make a recommendation to ElkCorp’s shareholders. The Board urges ElkCorp’s shareholders not to take any action with respect to the tender offer until the Board makes its recommendation.
     50. The Individual Defendants caused ElkCorp to enter into an Agreement and Plan of Merger with Carlyle which prohibits the Company from “shopping” the Company via a fair process.
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Section 5.3 of the Merger Agreement specifically prohibits the Company from responding to public offers or proposals to the Board to acquire over 50% of the Company’s securities — effectively precluding BMCA’s superior offer from being considered precisely because it is public in nature. The Individual Defendants further granted Carlyle a three-day Right of First Refusal in the event that a superior offer was presented to the Board.
     51. Section 7.3 of the Merger Agreement agreed to by the Individual Defendants is a provision for the payment of a “Termination Fee” of $29 million to Carlyle in the event the Company terminates the Merger Agreement. This “termination fee” grossly exceeds the Company’s available cash of $9.34 million as reported on its Form 10-Q for the first quarter 2007.
     52. The adoption of the unlawful provisions in §5.3 and §7.3 of the Merger Agreement, combined with defendants’ refusal to negotiate in good faith in connection with the sale of ElkCorp, confirms that defendants’ actions were designed to protect and advance their own interests in breach of the Individual Defendants’ fiduciary duties owed to the Company and its public shareholders.
FIRST CAUSE OF ACTION
Claim for Breach of Fiduciary Duties
     53. Plaintiff repeats and realleges each allegation set forth herein.
     54. Plaintiff brings this cause of action derivatively on behalf of ElkCorp against all Individual Defendants.
     55. The Individual Defendants are fiduciaries of ElkCorp and are obligated to conduct the business of the Company with loyalty, candor and independence and in good faith. This cause of action is asserted based upon the defendants’ acts in violation of Delaware law, which acts constitute a breach of fiduciary duty and waste of the Company’s corporate assets.
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     56. The defendants have violated the fiduciary duties of care, loyalty, candor and independence owed to ElkCorp, have engaged in unlawful self-dealing, and have acted to put their personal interests and/or the interests of Carlyle ahead of the interests of ElkCorp.
     57. The Individual Defendants have violated their fiduciary duties by agreeing to the Proposed Acquisition without regard to the fairness of the Proposed Acquisition to ElkCorp. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as part of a common plan usurped ElkCorp’s assets for themselves. As demonstrated by the allegations above, defendants knowingly or recklessly failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to ElkCorp because, among other reasons, they took steps to distort and undermine the sales process and ensure that ElkCorp’s senior insiders and Carlyle had an unfair advantage, by, among other things:
          (a) failing to solicit other potential acquirors or alternative transactions;
          (b) ignoring or not protecting against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Acquisition; and
          (c) failing to disclose all material information regarding ElkCorp in connection with the Proposed Acquisition.
     58. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward ElkCorp. As a result of the actions of the defendants, ElkCorp and its shareholders have been damaged.
     59. If the Proposed Acquisition is not enjoined, ElkCorp’s public shareholders will be deprived of the opportunity to meaningfully exercise their franchise or receive the substantial gains
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they would otherwise realize if an active auction or open bidding process with “strategic” buyers was allowed to occur.
     60. As a result of defendants’ unlawful actions, ElkCorp and its public shareholders are being harmed in that they will be precluded from receiving fair value for ElkCorp’s assets and business.
     61. In addition, defendants, in their roles as executives and/or directors of the Company, participated in the acts alleged herein and/or acted in gross disregard of the facts and/or failed to exercise due care to prevent the unlawful conduct.
     62. Each of the defendants, individually and collectively, have breached and/or aided and abetted breaches of fiduciary duties owed to ElkCorp and its shareholders.
     63. As a direct and proximate result of the defendants’ conduct, ElkCorp will suffer irreparable harm if the Proposed Acquisition proceeds.
SECOND CAUSE OF ACTION
Claim for Abuse of Control
     64. Plaintiff repeats and realleges each allegation set forth herein.
     65. Plaintiff brings this cause of action derivatively on behalf of ElkCorp against all Individual Defendants.
     66. The Individual Defendants’ conduct constituted an abuse of their ability to control and influence ElkCorp for which they are legally responsible.
     67. As a direct and proximate result thereof, ElkCorp will be irreparably harmed.
PRAYER FOR RELIEF
     WHEREFORE, plaintiff demands preliminary and permanent equitable relief in favor of the Company and against defendants as follows:
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     A. Declaring and decreeing that the Proposed Acquisition was entered into in breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;
     B. Declaring and decreeing that the no-shop and termination fee provisions were entered into in breach of the fiduciary duties of the Individual Defendants and are therefore unlawful and unenforceable;
     C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition on the terms proposed;
     D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of ElkCorp and its shareholders;
     E. Rescinding, to the extent already implemented, the Proposed Acquisition or any of the terms thereof;
     F. Imposition of a constructive trust, in favor of plaintiff, on behalf of the Company, upon any benefits improperly received by defendants as a result of their wrongful conduct;
     G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     H. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: December 26, 2006	PROVOST & UMPHREY LAW FIRM, LLP
JOE KENDALL
State Bar No. 11260700
WILLIE C. BRISCOE
State Bar No. 24001788

/s/ Joe Kendall
JOE KENDALL
SHAREHOLDER DERIVATIVE PETITION — Page 24

3232 McKinney Avenue, Suite 700
Dallas, TX 75204
Telephone: 214/744-3000
214/744-3015 (fax)

LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
DARREN J. ROBBINS
RANDALL J. BARON
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

Attorneys for Plaintiff
SHAREHOLDER DERIVATIVE PETITION — Page 25